EXHIBIT 2
CONSENT OF GLJ PETROLEUM CONSULTANTS LTD.
We hereby consent to the reference to us in this Annual Report on Form 40-F of Pengrowth Energy Trust and all other references to our name included or incorporated by reference in: (i) Pengrowth Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2006; and (ii) registration statement on Form F-10 (File No. 333-134527), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended as applicable.

Date: March 30, 2007	/s/ Doug R. Sutton
Calgary, Alberta	GLJ Petroleum Consultants Ltd.